

October 18, 2006

Kimberly A. Springsteen
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th floor
Clearwater, FL 33755

> **Re: Commonwealth Income & Growth Fund VI**
> **Registration Statement on Form S-1**
> **Supplemental Response Filed September 25, 2006**
> **File No. 333-131736**

Dear Ms. Springsteen:

We have reviewed your response and have the following comments.

<u>Proposed Sales Material</u>

<u>Brochure</u>

1. In the third bullet from the bottom of the page under Risk Factors, disclose that the offering may be open for two years. Also list all the tax risk factors.

2. Under Diversifying with Alternative Investments, you state that equipment leasing programs will provide income, deferred taxes and a regular distribution stream. You also imply that your program will improve portfolio performance, enhance overall returns and deliver excellent results. Please delete this language since your program generally only offers a return of capital and will not defer taxes.

3. Delete the last paragraph under Why Companies Lease or also state in this paragraph that all or a substantial portion of your cash distributions will be a return of capital, meaning it is a return of an initial investment, and not a return on an investment.

4. Clarify in the second paragraph under Who is Commonwealth Capital that losses in your program are common.

5. Under Commonwealth Income & Growth Fund VI, delete the first paragraph which implies that investors will receive a return on their investment. Also

balance each bullet point under Investment Objectives and Liquidation Phase with the risk factors you have included in the prospectus.

6. Please delete the first paragraph under Frequently Asked Questions, since equipment leasing is different that the other programs you mention. In the fourth paragraph, revise the first sentence to clarify that after the General Partner and its affiliates receive fees, there may not be any original capital or sharing of cash available to the limited partners.

Slide Presentation

7. Under Potential Fund Benefits, balance your disclosure by stating the risk associated with each bulleted benefit.

8. Under the first bullet in Commonwealth Income & Growth Fund VI, state that your program generally only offers a return of capital, not a return on capital.

9. Under Summary, balance your disclosure by stating the risk associated with each bulleted benefit.

You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Michael B. Pollack, Esq.
        Reed Smith LLP
        2500 One Liberty Plaza
        Philadelphia, PA 19103